Exhibit 99.(j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 32 to Registration Statement No. 33-18983 on Form N-1A of our report dated February 26, 2008, relating to the financial statements and financial highlights of Morgan Stanley Utilities Fund  (to be renamed Morgan Stanley Global Infrastructure Fund) (the “Fund”) appearing in the Annual Report on Form N-CSR of the Fund for the year ended December 31, 2007, and to the references to us on the cover page of the Statements of Additional Information and under the captions “Financial Highlights” in the Prospectuses and “Custodian and Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

Deloitte & Touche LLP

New York, New York

October 27, 2008